SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
---------------

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Florida East Coast Industries, Inc.
(Name of Issuer)

Common Stock, no par value ("Shares")
(Title of Class of Securities)

340632108
(CUSIP Number)


David J. Winters
Franklin Mutual Advisers, LLC
51 John F. Kennedy Parkway
Short Hills, New Jersey 07078
973-912-2177

with a copy to:

Daniel S. Sternberg, Esq.
Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza
New York, New York 10006
212-225-2000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
 Communications)

June 9, 2004
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. 0 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Franklin Mutual Advisers, LLC

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) 0
(b) 1

3
SEC USE ONLY

4
SOURCE OF FUNDS
See Item 3

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) 0

6
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES

7
SOLE VOTING POWER
12,029,310 (See Item 5)

BENEFICIALLY OWNED BY
8
SHARED VOTING POWER
0
EACH REPORTING
PERSON
9
SOLE DISPOSITIVE POWER
12,029,310 (See Item 5)
WITH
10
SHARED DISPOSITIVE POWER
0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,029,310 (See Item 5)
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   0
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.6% (See Item 5)
14
TYPE OF REPORTING PERSON
IA



This Amendment No. 1 (this "Amendment") amends and supplements the
Schedule 13D filed on February 24, 2004 (the "Schedule 13D") by Franklin Mutual Advisers, LLC ("FMA"), with respect to the common stock, no par value (the "Common Stock"), of Florida East Coast Industries, Inc., a Florida corporation (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration. The securities reported in Item 5 as beneficially owned by FMA were or will be acquired with funds of approximately $312.2 million (including brokerage commissions). All such funds were provided from investment capital of FMA's respective advisory clients. Item 4. Purpose of Transaction.
On June 9, 2004, FMA, on behalf of one or more of its advisory clients, entered into an agreement to purchase (the "Purchase Agreement"), in a privately-negotiated transaction, from Alfred I. DuPont Testamentary Trust 5,200,000 shares of Common Stock for an aggregate purchase price of $174.2 million, or $33.50 per share of Common Stock, in cash. Consummation of the purchase is subject to the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act.
As previously disclosed, earlier this year FMA recommended that the Issuer's board of directors consider certain persons as candidates for nomination as directors of the Issuer. Two of these individuals, James E. Jordan and James J. Pieczynski, were nominated by the board and elected as directors of the Issuer at the Issuer's 2004 Annual Meeting. Neither of Messrs. Jordan and Pieczynski is an officer, director or employee of FMA or any of its affiliates. On completion of the purchase from the Trust, advisory clients of FMA will be the owners of 32.6% of the Common Stock, representing an investment of over $312 million, and would be the Issuer's largest shareholder. FMA intends to take an active interest in the management, business and affairs of the Issuer, including regular communications with the Issuer's board of directors and executive management regarding such matters. Other than as described above, FMA does not have any present plans or proposals which relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. FMA may in the future acquire additional shares of Common Stock or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise, and may also, depending on then current circumstances, dispose of all or a portion of the Common Stock beneficially owned by it in one or more transactions. Additionally, FMA reserves the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to
Schedule 13D, to the extent deemed advisable by FMA.
Item 5.         Interest in Securities of the Issuer.
(a), (b) One or more of FMA's advisory clients is the owner of 6,829,310 shares of Common Stock and pursuant to the Purchase Agreement, has the right to acquire an additional 5,200,000 shares of Common Stock. Investment advisory contracts with FMA's advisory clients grant to FMA sole voting and investment discretion over the securities owned by its advisory clients. Therefore, FMA may be deemed to be, for purposes of Regulation 13D-G under the Act, the beneficial owner of 12,029,310 shares, representing approximately 32.6% of the outstanding shares of Common Stock.
(c) Other than the agreement to purchase described in Item 4, neither FMA nor, to the best of its knowledge, any of the persons listed in Schedule I of the
Schedule 13D, have effected any transactions in the Common Stock during the 60-day period preceding the date of this Amendment.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
        On June 9, 2004, FMA, on behalf of one or more of its advisory clients, entered into the Purchase Agreement.

Item 7. Material to be Filed as Exhibits.
        Purchase Agreement, dated June 9, 2004.



SIGNATURES
After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2004
FRANKLIN MUTUAL ADVISERS, LLC



/s/ David J. Winters

By:  David J. Winters

Title:  President





EXHIBIT A

FRANKLIN MUTUAL ADVISERS, LLC
51 JOHN F. KENNEDY PARKWAY
SHORT HILLS, NEW JERSEY 07078

Please deliver this page to:

Alfred I. duPont Testamentary Trust
4600 Touchton Road, East
Building 200, Suite 500
Jacksonville, FL 32246

Attn: David Gonino

FROM:   Bradley Takahashi
Phone:  973.912.2152            Fax:    973.912.0646

RE: Florida East Coast Industries, Inc. cmn stock, no par value CUSIP 40632108

DATE:           10 June, 2004
**************************************************************************
This will confirm the following transaction in respect of the referenced security:

BUYER: Certain advisory funds of Franklin Mutual Advisers, LLC

SELLER: Alfred I. duPont Testamentary Trust

NO. OF SHARES: 5,200,000 PRICE PER SHARE: $33.50

TOTAL PRICE: $174,200,000.00 (the "Initial Purchase Amount"), provided that if settlement does not occur by June 24, 2004, Buyer shall pay Seller on settlement date, an additional amount equal to interest that would accrue for each day between June 24, 2004 and settlement date, at 1.25% per annum on the Initial Purchase Amount.

TRADE DATE: 6/9/04

SETTLEMENT DATE: The day following expiration or termination of the applicable "waiting period" under the Hart-Scott-Rodino Antitrust Improvements Act ("HSR Act").

CONDITION TO CLOSING: Expiration or termination of the waiting period under the HSR Act.

RIGHT TO CANCEL: Seller may cancel the transaction if settlement has not taken place within 45 days from today, i.e., July 24, 2004.

If this does not accurately reflect the terms of the transaction, please contact me immediately at 973.912.2152. Thank you very much.


CUSIP No.  340632108
13D